SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: September 5, 2006	By:	/s/ Nancy C. Gardner

2 August 2006

Reuters Group plc announces that on 2 August 2006 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 385.9108p per share.

3 August 2006

Reuters Group plc announces that on 3 August 2006 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 385.9829p per share.

4 August 2006

Reuters Group plc announces that on 4 August 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 388.9635p per share.

7 August 2006

Reuters Group plc announces that on 7 August 2006 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 381.2163p per share.

8 August 2006

Reuters Group plc announces that on 8 August 2006 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 377.5011p per share.

9 August 2006

Reuters Group plc announces that on 9 August 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 376.3253p per share.

10 August 2006

Reuters Group plc announces that on 10 August 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 374.5509p per share.

14 August 2006

Reuters Group plc announces that on 14 August 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 376.3594p per share.

16 August 2006

Reuters Group plc announces that on 16 August 2006 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 393.6675p per share.

17 August 2006

Reuters Group plc announces that on 17 August 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 396.3160p per share.

18 August 2006

Reuters Group plc announces that on 18 August 2006 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 397.1647p per share.

21 August 2006

Reuters Group plc announces that on 21 August 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 394.3414p per share

22 August 2006

Reuters Group plc announces that on 22 August 2006 it purchased for cancellation 900,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 395.3467p per share.

23 August 2006

Reuters Group plc announces that on 23 August 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 393.6371p per share.

24 August 2006

Reuters Group plc announces that on 24 August 2006 it purchased for cancellation 600,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 390.5908p per share.

29 August 2006

Reuters Group plc announces that on 29 August 2006 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 393.7708p per share.

30 August 2006

Reuters Group plc announces that on 30 August 2006 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 399.7944p per share.

31 August 2006

Reuters Group plc announces that on 31 August 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 403.5852p per share.

4 August 2006. Notification of transactions of directors, persons discharging managerial responsibility or connected persons Reuters Group PLC

On 2 August, Reuters Group PLC (the “Company”) made a number of grants of Discretionary Share Plan (DSOP) Options and one award under the Long Term Incentive Plan (LTIP) to persons discharging managerial responsibilities. Below are details of the grants made:

First Name        Last Name          LTIP Number of Shares subject  DSOP Number of Opions
                                     to Share Award
Stephen           Dando              64,000                         85,000
Thomas            Glocer                                            625,000
David             Grigson                                           250,000
Christopher       Hagman                                            71,000
Geert             Linnebank                                         49,000
Roy               Lowrance                                          36,000
Rosemary          Martin                                            41,000
Susan             Taylor-Martin                                     33,000
Simon             Walker                                            40,000
Devin             Wenig                                             325,000

The LTIP’s performance is assessed by reference to the Company’s relative total shareholder return (TSR) measured against the FTSE 100 over the performance period. For awards made in 2006 and subsequently, this criterion will apply to determine the vesting for 50% of the initial award. The remaining proportion of the award will be determined by the Company’s achievement of preset Profit Before Tax (PBT) growth achieved over the three year performance period.

In order to vest, DSOPs require a minimum level of 6% a year growth in Earning Per Share (EPS) for half the options to vest; 9% a year will be required for all options to vest. Executive directors will only be permitted to exercise 50% of the vested options after the initial three year period. The remaining options will only be exercisable, in two equal tranches, one and two years later. The DSOPs were granted with an option price of £3.93.

Following the grants detailed above persons discharging managerial responsibilities at the Company hold the following share options and share awards in relation to the Company’s ordinary 25p shares:

First Name        Last Name          LTIP Number of Shares subject  DSOP Number of Opions
                                     to Share Award
Stephen           Dando              64,000                         85,000
Thomas            Glocer             3,602,024                      8,493,920
David             Grigson            826,967                        2,089,261
Christopher       Hagman             364,408                        790,080
Geert             Linnebank          272,322                        589,764
Roy               Lowrance           53,000                         73,188
Rosemary          Martin             239,751                        297,999
Susan             Taylor-Martin      122,060                        289,999
Simon             Walker             256,337                        378,166
Devin             Wenig              858,514                        2,158,671

No one person’s holding exceeds 1% of the issued share capital of the Company.

7 August 2006.   Notification of transactions of directors, persons discharging managerial responsibility or connected persons Reuters Group PLC
On 2 August, Chris Ahearn, a person discharging managerial responsibilities at Reuters, had 4908 ordinary shares of 25p each, granted in March 2005, released to him under the company’s Restricted Share Plan. 3006 shares were retained and 1902 shares were sold.

Mr Ahearn now has a beneficial interest in 42,496 Ordinary shares 399,188 Options (Ordinary shares), 165,321 long term incentive plans (Ordinary shares) and 56,890 share award plans (Ordinary shares). These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean
Assistant Company Secretary

Reuters Group PLC

Elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

18 August 2006.   Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 450,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company. Contact:

Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

30 August 2006.   Notification of transactions of directors, persons discharging managerial responsibility or connected persons Reuters Group PLC
On 23 August, Peter Moss, a person discharging managerial responsibilities at Reuters, exercised a Save As You Earn Plan granted in 2003 over 4,200 shares. All 4,200 Ordinary 25p shares were transferred to his wife.

Mr Moss now has a beneficial interest in 4,200 Ordinary shares (held by his wife) options over 84,983 Ordinary shares and rights under Reuters long term incentive plans in respect of 156,421 Ordinary shares. These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean
Assistant Company Secretary

Reuters Group PLC

Elizabeth.maclean@reuters.com
Tel no. 020 7542 6706